

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2021

Alphonse Valbrune
Chief Legal Officer
Clearwater Analytics Holdings, Inc.
777 W. Main Street
Suite 900
Boise, ID 83702

> **Re: Clearwater Analytics Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 22, 2021**
> **CIK No. 0001866368**

Dear Mr. Valbrune:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated July 13, 2021.

Amendment No. 1 to Draft Registration Statement on Form S-1

Organizational Structure, page 55

1. We note your response to prior comment 3 regarding your discretion to issue cash for LLC Interests and corresponding Class B and Class C common stock, instead of exchanging them for Class A and Class D common stock, respectively. As noted in your response letter, please clarify in your prospectus that you have "preserved this optionality for strategic business and tax reasons, providing liquidity for certain holders of LLC Interests."

<u>Management's Discussion and Analysis of Results of Operation and Financial Condition</u>
<u>Overview, page 70</u>

2.   Please revise your disclosure throughout the filing to present Net Income Margin and
        Adjusted EBITDA Margin for all periods presented, including any quarterly periods
        presented.

<u>Consolidated Financial Statements</u>
<u>Note 14. Subsequent Events, page F-27</u>

3.   Refer to prior comment 22. As requested, please disclose the estimated unrecognized
        compensation expense associated with your equity awards issued subsequent to December
        31, 2020, if material, and the periods over which it will be recognized or tell us why such
        disclosure is not required. Refer to ASC 855-10-50-2(b).

        You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding
comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Joshua N. Korff, Esq.